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AP 2/21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 19 2008

SEC FILE NUMBER
8- 51899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACA/Prudent Investors Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

239 Route 22 East Third Floor
(No. and Street)

Green Brook, New Jersey 08812
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan C. Achtel 732-926-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anna Luisi CPA, P.C.
(Name – *if individual, state last, first, middle name*)

15 Gawain Drive Manalapan, New Jersey 07726
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan C. Achtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACA/Prudent Investors Planning Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

--- no exceptions ---

Signature

President

Title

ROBYN ACHTEL
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JAN 6, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACA/PRUDENT INVESTORS PLANNING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2007

ACA/PRUDENT INVESTORS PLANNING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2007

CONTENTS

Anna Luisi CPA, P.C.

Certified Public Accountant & Business Consultant

15 Gawain Drive

Manalapan, NJ 07726

*Tel(732)617-1040 * Fax(732)617-1041*

Email: AnnaLuisiCPA@aol.com

Board of Directors
ACA/PRUDENT INVESTORS PLANNING CORPORATION
Green Brook, New Jersey

I have audited the accompanying statements of financial condition of ACA/PRUDENT INVESTORS PLANNING CORPORATION as of December 31, 2007, and the related statements of operations, shareholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACA/PRUDENT INVESTORS PLANNING CORPORATION as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented at the end of the financial statements is for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

In addition, I have also issued a report dated January 20, 2008 on my consideration of ACA/PRUDENT INVESTORS PLANNING CORPORATION'S internal control structure based on the audit of the financial statements.

Anna Luisi CPA, P.C.

January 21, 2008

ACA/PRUDENT INVESTORS PLANNING CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 274,642
Accounts Receivable	89,454
Prepaid Expenses	11,823
Total Current Assets	375,919
FURNITURE & OFFICE EQUIPMENT(net of accumulated depreciation of $11,500)	7,077
OTHER ASSETS	
Security Deposits	4,830
Total Assets	$ 387,826

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 5,298
SHAREHOLDERS' EQUITY	
Common Stock, no par value; authorized 100 shares; 100 shares issued and outstanding	100
Paid in Capital	109,900
Retained Earnings	272,528
Total Shareholders' Equity	382,528
Total Liabilities and Shareholders' Equity	$ 387,826

See auditor's report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	$ 1,272,099
OPERATING EXPENSES	
Wages	384,452
Payroll Taxes	24,481
Automobile	5,194
Corporate Business Taxes	2,065
Dues & Subscriptions	5,403
Depreciation	3,431
Employee Retirement Plan	40,544
Insurance	3,598
Office Supplies & Computer Expenses	2,623
Postage & Delivery	3,888
Cleaning & Maintenance	1,225
Professional Fees	3,825
Registration Fees-Insurance	946
Registration Fees-Securities	6,055
Rent	28,328
Soliciting Costs	14,057
Telephone	4,587
Utilities	3,121
Printing Costs	1,854
	539,677
INCOME FROM OPERATIONS	$ 732,422

See auditor's report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

STATEMENT OF SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, January 1, 2007	$ 100	$ 109,900	$ 182,114	$292,114
NET INCOME - 2007			732,422	732,422
DISTRIBUTION TO SHAREHOLDERS			(642,008)	(642,008)
BALANCE, December 31, 2007	$ 100	$ 109,900	$ 272,528	$382,528

See auditor's report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 732,422
Depreciation	3,431
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Changes in Assets & Liabilities:	
Accounts Receivable	(8,007)
Prepaid Expenses	3,031
Accounts Payable & Accrued Expenses	(3,436)
Net Cash Provided By Operating Activities	727,441
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Furniture & Office Equipment	(750)
Distribution To Shareholders	(642,008)
Net Cash Used In Investing Activities	(642,758)
NET INCREASE IN CASH AND CASH EQUIVALENTS	84,683
CASH AND CASH EQUIVALENTS, beginning of year	189,959
CASH AND CASH EQUIVALENTS, end of year	$ 274,642
Supplemental disclosure:	
Corporate taxes paid	$ 2,400

See auditor's report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: ACA/Prudent Investors Planning Corporation is a securities brokerage firm and is a member of the Financial Industry Regulatory Authority.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of twelve months or less to be cash equivalents. The Company held a seven month certificate of deposit earning 4.91% interest per annum, which matured on May 26, 2007. The matured funds including principal and interest were transferred into the Company's existing money market account.

Income Taxes: The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income tax on the taxable income.

Furniture & Office Equipment:
Property and office equipment are stated at cost. Depreciation is computed using the straight-line method at rates sufficient to write off the cost of the applicable assets over their estimated useful lives.

NOTE 2 NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Rule 15c-3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of the aggregate indebtedness, as defined. Net capital and aggregate indebtedness, change from day-to-day, but as of December 31, 2007, the Company had net capital which exceeded its requirements by $292,564.

NOTE 3 PENSION PLANS

The Company maintains a defined contribution pension plan for employees that have met certain employment requirements. Contributions to the plan are discretionary and the amount of future contributions is not certain. Employee pension expense for 2007 was $25,531.

The Company also maintains a deferred compensation 401(k) plan for qualifying employees and accrues a limited matching contribution to the plan based upon the level of individual employee contributions, up to 4% of the employees qualifying salary. Compensation deferral plan contributions expense for 2007 was $15,013.

NOTE 4 OPERATING LEASES

The Company leases office space in Green Brook, NJ. The lease agreement began in May 2003 and the total expense for this location for 2007 was $28,328. The lease commitment is for 5 years with an option to renew for an additional three years under various options. The lease is due to expire on April 30, 2008.

Future minimum lease payments under the lease agreement for the year ending December 31,is as follows:

2008	$ 9,880

NOTE 5 FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment consists of the following:

Furniture	$ 5,555
Office equipment	13,022
	18,577
Less accumulated depreciation	(11,500)
	$ 7,077

NOTE 6 OFF BALANCE SHEET RISK

The Company maintains cash accounts at banks held in New Jersey that exceed the federal deposit insurance limit. Total uninsured funds as of December 31, 2007 were $171,860.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

COMPUTATION OF NET CAPITAL AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AS AT DECEMBER 31, 2007

Stockholders' Capital	$ 382,528
Less Non-Allowable Assets:	
Commissions Receivable	(61,234)
Prepaid Expenses	(11,823)
Furniture & Office Equipment(net of accumulated depreciation)	(7,077)
Security Deposits	(4,830)
Net Capital	297,564
Net Capital Requirement (1/15 of aggregate indebtedness or $5,000 Minimum Net Dollar Requirement, whichever Is Greater)	5,000
Net Capital In Excess of Required Amount	$ 292,564
Ratio of Aggregate Indebtedness To Net Capital	**0.018**

Note: The above amount does not differ materially from the computation of new net capital under rules 15c-3-1 as of December 31, 2007 filed with the Financial Industry Regulatory Authority.

See Independent Auditor's Report.

SUPPLEMENTAL INFORMATION

Anna Luisi CPA, P.C.
Certified Public Accountant
15 Gawain Drive
MANALAPAN, NEW JERSEY 07726
TEL: (732) 617-1040 • FAX: (732) 617-1041

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

January 20, 2008

ACA/Prudent Investors Planning Corporation
239 Route 22 East
Green Brook, NJ 08812

Gentlemen:

In planning and performing the audit of the financial statements of ACA/Prudent Investors Planning Corporation for the year ended December 31, 2007, I considered its internal control structure, in order to determine the auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ACA/Prudent Investors Planning Corporation that I considered relevant to the objectives stated in Rule 17a-5(g).(i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(s) (ii). I did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 (b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

Anna Luisi CPA, P.C.

See Independent Auditor's Report.

END